UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): July 29, 2019

ANADARKO PETROLEUM CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	1-8968	76-0146568
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1201 Lake Robbins Drive

The Woodlands, Texas 77380-1046

(Address of principal executive offices)

Registrant’s telephone number, including area code (832) 636-1000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock, par value $0.10 per share	APC	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

This Current Report on Form 8-K discloses certain additional information relating to the proposed acquisition of Anadarko Petroleum Corporation (“Anadarko”) by Occidental Petroleum Corporation (“Occidental”). Subject to the terms and conditions of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 9, 2019, by and among Anadarko, Occidental and Baseball Merger Sub 1, Inc., a wholly owned subsidiary of Occidental (“Merger Sub”), Merger Sub will merge with and into Anadarko (the “Merger”), with Anadarko surviving and continuing as the surviving corporation in the Merger and a wholly owned subsidiary of Occidental.

In connection with the Merger Agreement and the transactions contemplated thereby, a putative class action lawsuit was filed on behalf of Anadarko stockholders in the United States District Court for the District of Delaware. The lawsuit is captioned John Thompson v. Anadarko Petroleum Corporation et al., Case 1:19-cv-01368 (filed July 23, 2019). In general, the complaint asserts claims against Anadarko and Anadarko’s board of directors, alleging, among other things, that the defendants failed to make adequate disclosures in Anadarko’s proxy statement relating to the Merger (in its definitive form, the “Proxy Statement”). Anadarko believes that the allegations in the complaint are without merit.

While Anadarko believes that the disclosures set forth in the Proxy Statement comply fully with applicable law, to moot plaintiffs’ disclosure claims, to avoid nuisance, potential expense and delay, and to provide additional information to Anadarko’s stockholders, Anadarko has determined to voluntarily supplement the Proxy Statement with the below disclosures. Nothing in the below supplemental disclosure shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosures set forth herein or in the Proxy Statement. To the contrary, Anadarko denies all allegations in the litigation that any additional disclosure was or is required.

SUPPLEMENTAL DISCLOSURES

The following information supplements the Proxy Statement, and should be read in conjunction with the Proxy Statement, which should be read in its entirety, including the annexes thereto. All page references in the information below are references to pages in the Proxy Statement, and the terms used below have the meanings set forth in the Proxy Statement.

The following sentence is hereby inserted immediately after the last sentence in the third paragraph on page 60 of the Proxy Statement under the heading “Discounted Cash Flow Analysis” (such paragraph beginning with “Evercore calculated ranges of terminal values for Anadarko . . .”):

“The range of perpetuity growth rates and the range of terminal year enterprise value to LTM EBITDAX multiples were based on Evercore’s professional judgment and experience, taking into account the Management Strip Forecasts and the closing price of shares of Anadarko common stock as of May 7, 2019, as applicable.”

The third sentence in the fourth paragraph on page 60 of the Proxy Statement under the heading “Discounted Cash Flow Analysis” (such paragraph beginning with “Evercore then discounted Anadarko’s projected, unlevered free cash flows . . .”) is hereby amended and restated to read as follows:

“Evercore then deducted from the ranges of implied enterprise values Anadarko management’s estimate of Anadarko’s net debt (calculated as total debt less available cash and cash equivalents of Anadarko and Western Midstream Partners, L.P.) of $15,898 million as of March 31, 2019 as reflected in Anadarko’s consolidated balance sheet as of that date and adjusted for the payment of the $1 billion termination fee by Anadarko in connection with the termination of its prior merger agreement with Chevron (the “Chevron termination fee”), plus non-controlling interests in Western Midstream Partners,

L.P. as of May 7, 2019, calculated using publicly available information and information provided to Evercore by Anadarko management, and divided the results by the 504.0 million fully diluted outstanding shares of Anadarko common stock calculated based on information provided to Evercore by Anadarko management, to derive a range of implied equity values per share of Anadarko common stock as follows:

Method	Implied Per Share Equity Value Reference Ranges
Perpetuity Growth Rate Method	$53.80 - $83.72
EBITDAX Exit Multiple Method	$56.41 - $76.48

The first sentence in the paragraph under the heading “Premia Paid Analysis” on page 64 of the Proxy Statement (such paragraph beginning with “Evercore reviewed and analyzed premia paid in transactions . . .”) is hereby amended and restated to read as follows:

“Evercore reviewed and analyzed premia paid in transactions above $10 billion involving publicly traded U.S.-based companies announced since January 2010 (excluding transactions with target companies in banking, financial institutions, insurance and real estate investment trust industries), which group of transactions consists of 98 transactions.”

The following is hereby inserted immediately after the paragraph under the heading “Premia Paid Analysis” on page 64 of the Proxy Statement (such paragraph beginning with “Evercore reviewed and analyzed premia paid in transactions . . .”):

“The mean and median premia paid in the transactions reviewed and analyzed by Evercore were as follows:

	Premium to 1-Day	Premium to 1-Week	Premium to 4-Weeks
Mean	31.1%	33.1%	35.3%
Median	28.8%	30.3%	33.3%

The paragraph under the heading “Analysts’ Price Targets” on page 64 of the Proxy Statement (such paragraph beginning with “Evercore reviewed selected publicly available share price targets . . .”) is hereby amended and restated as follows:

“Evercore reviewed selected publicly available share price targets of research analysts’ estimates known to Evercore as of May 7, 2019 (consisting of the 26 research analyst price targets for Anadarko available to Evercore), noting that the low and high share price targets ranged from $60.00 to $79.00, and that the mean and median price targets were $69.83 and $70.50, respectively, for Anadarko common stock.”

The second sentence in the third paragraph on page 70 of the Proxy Statement under the heading “Illustrative Discounted Cash Flow Analysis” (such paragraph beginning with “Goldman Sachs derived a range of illustrative enterprise values for Anadarko . . .”) is hereby amended and restated to read as follows:

“Goldman Sachs then subtracted from the range of illustrative enterprise values it derived (i) the net debt of Anadarko (including pension shortfall and post-retirement and asset retirement obligations) of $19,684 million as of March 31, 2019, as reflected in Anadarko’s consolidated balance sheet as of that date, both with and without giving effect to the impact of the $1 billion termination fee paid by Anadarko in connection with the termination of its prior merger agreement with Chevron (the “Chevron termination fee”), and (ii) the midpoint valuation of the non-controlling interests in Western Midstream Partners, L.P. of $8.4 billion.”

The first sentence in the fourth paragraph on page 70 of the Proxy Statement under the heading “Illustrative Discounted Cash Flow Analysis” (such paragraph beginning with “Goldman Sachs then divided the range of illustrative equity values .. . .”) is hereby amended and restated to read as follows:

“Goldman Sachs then divided the range of illustrative equity values it derived for Anadarko as described above by the fully diluted shares of Anadarko common stock outstanding as of May 2, 2019 (which implied a midpoint fully diluted share number of 503.8 million), calculated based on equity information for Anadarko as provided by Anadarko management, to derive a range of illustrative present values per share of Anadarko common stock of $41.92 to $69.48 (calculated without reflecting the impact of the Chevron termination fee) and $39.93 to $67.50 (calculated reflecting the impact of the Chevron termination fee).”

The table immediately following the sentence reading “The following table summarizes the Anadarko management forecast as of April 2019 for the fiscal years 2019 through 2025 ($ in millions):” on page 76 of the Proxy Statement (including the footnotes thereto) is hereby amended and restated as follows:

	2019	2020	2021	2022	2023	2024	2025
Strip pricing case
Net Production
Total Net Production (Mboe/d)	728	774	834	912	973	1,086	1,198
Revenue and Expenses
Revenue	$13,072	$14,116	$14,794	$16,061	$17,024	$18,787	$20,395
Expenses	(9,429)	(9,874)	(10,558)	(10,982)	(11,222)	(11,837)	(12,376)
Gross Profit	$3,643	$4,243	$4,237	$5,080	$5,802	$6,950	$8,019
Selling, General & Administrative Expenses	(1,148)	(1,150)	(1,150)	(1,150)	(1,150)	(1,150)	(1,150)
Depreciation, depletion, and amortization	4,683	5,312	5,656	5,799	5,617	5,653	5,848
Exploration Expenses	422	236	281	216	269	234	157
Other	90	—	—	(0)	(0)	(0)	(0)
Consolidated EBITDAX(1)	$7,691	$8,641	$9,023	$9,945	$10,538	$11,687	$12,874
Cash Flows
EBIT	$2,496	$3,093	$3,087	$3,930	$4,652	$5,800	$6,869
Taxes	(1,338)	(878)	(1,064)	(1,196)	(1,192)	(1,348)	(1,385)
Depreciation & Amortization	4,683	5,312	5,656	5,799	5,617	5,653	5,848
Changes in Working Capital	109	—	—	—	—	—	—
Capital Expenditures	(6,133)	(5,605)	(5,797)	(6,069)	(5,513)	(5,076)	(5,149)
Non-Cash Exploration Expense	224	29	84	29	81	47	45
Other	7	—	—	—	—	—	—
Unlevered Free Cash Flow(2)	$49	$1,951	$1,965	$2,492	$3,646	$5,076	$6,227
Consolidated Capital Expenditures(3)	$6,042	$5,781	$6,048	$6,366	$5,806	$5,371	$5,260
Wall Street consensus pricing case
Total Net Production (Mboe/d)	728	774	834	912	973	1,086	1,198
Consolidated EBITDAX(1)	$8,519	$9,785	$10,813	$12,068	$12,890	$14,292	$15,690
Consolidated Capital Expenditures(3)	$6,042	$5,781	$6,048	$6,366	$5,806	$5,371	$5,260

(1)

Consolidated EBITDAX is defined as net income (loss) before income taxes; interest expense; depreciation, depletion and amortization; exploration expense; gains (losses) on divestitures, net; impairments; total (gains) losses on derivatives, net, less net cash from settlement of commodity derivatives; and certain items not related to Anadarko’s normal operations. Consolidated EBITDAX is a non-GAAP financial measure as it excludes amounts included in net income (loss), the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to net income (loss) or other measures derived in accordance with GAAP. Consolidated EBITDAX differs from Adjusted EBITDAX historically reported by Anadarko due to its exclusion of amounts of net income attributable to noncontrolling interests.

(2)

Unlevered Free Cash Flow is defined as net income (loss) before interest and taxes, less unlevered taxes, plus depreciation and amortization, plus (less) changes in working capital, less capital expenditures (and other investing cash flows excluding capitalized interest expense), plus non-cash exploration expense, plus other non-cash items. Unlevered Free Cash Flow is a non-GAAP financial measure as it excludes amounts included in net income (loss), the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to net income (loss) or other measures derived in accordance with GAAP. Unlevered Free Cash Flow differs from the definition of Adjusted Free Cash Flow historically provided by Anadarko due to its exclusion of interest expenses and associated tax shield when including impact of tax expenses.

(3)

Consolidated capital expenditures includes the following assumed capital expenditures of Western Midstream Partners, LP: 2019 - $1,157; 2020 - $984; 2021 - $839; 2022 - $1,037; 2023 - $752; 2024 - $625; 2025 - $641.

The table immediately following the sentence reading “The following table summarizes the adjusted Occidental standalone forecast ($ in millions):” on page 77 of the Proxy Statement (including the footnotes thereto) is hereby amended and restated as follows:

	2019E	2020E	2021E	2022E
Total Net Production (Mboe/d)	735	788	863	968
EBIT	$2,827	$3,007	$3,404	$4,048
Depreciation, depletion, and amortization	(4,149)	(4,595)	(4,661)	(4,909)
Consolidated EBITDAX(1)	$6,976	$7,602	$8,065	$8,957
Consolidated Capital Expenditures	$4,500	$4,830	$5,190	$5,410
Free Cash Flow Pre-Dividends(2)	$2,196	$2,158	$2,166	$2,824
Dividends	(2,384)	(2,414)	(2,444)	(2,474)

(1)

Consolidated EBITDAX is defined as earnings before interest, tax, depreciation, amortization and exploration expense. Consolidated EBITDAX is a non-GAAP financial measure as it excludes amounts included in net income (loss), the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to net income (loss) or other measures derived in accordance with GAAP.

(2)

Free Cash Flow Pre-Dividends is defined as cash flow from operations less consolidated capital expenditures. Free Cash Flow Pre-Dividends is a non-GAAP financial measure as it excludes amounts included in cash flow from operations, the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to cash flow from operations or other measures derived in accordance with GAAP.

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, Occidental filed a registration statement on Form S-4 on June 7, 2019, as amended on July 3, 2019, which included a preliminary proxy statement of Anadarko that also constituted a preliminary prospectus of Occidental. The registration statement was declared effective by the Securities and Exchange Commission (the “SEC”) on July 11, 2019, and Anadarko commenced mailing of the definitive proxy statement/prospectus to its stockholders on or about July 11, 2019. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Occidental or Anadarko may file with the SEC and send to Anadarko’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF OCCIDENTAL AND ANADARKO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Occidental or Anadarko through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Occidental are available free of charge on Occidental’s website at http://www.oxy.com/investors and copies of the documents filed with the SEC by Anadarko are available free of charge on Anadarko’s website at http://investors.anadarko.com.

Occidental and Anadarko and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Occidental is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 21, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 28, 2019. Information about the directors and executive officers of Anadarko is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 14, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 29, 2019. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ANADARKO PETROLEUM CORPORATION

Date: July 29, 2019	By:	/s/ Amanda M. McMillian
Amanda M. McMillian
Executive Vice President and General Counsel